Exhibit (a)(5)(C)
Ambassadors International, Inc. Announces Extension of Exchange Offer for 3.75% Convertible Senior Notes Due 2027 and Designation of Nominees to Serve as Directors of the Corporation
     SEATTLE, Washington, October 23, 2009 — Ambassadors International, Inc. (the “Company”) (Nasdaq: AMIE) announced today that it is extending its previously announced exchange offer (the “Exchange Offer”) for any and all of the Company’s $97 million of outstanding 3.75% Convertible Senior Notes due 2027, CUSIP Nos. 023178AA4 and 023178AB2 (the “Convert Notes”). The terms of the Exchange Offer are amended accordingly.
     The new expiration date for the Exchange Offer is 5:00 p.m., New York City time, on Thursday, November 5, 2009, unless further extended or earlier terminated by the Company at its discretion. Tenders of Convert Notes must be made before the Exchange Offer expires and may be withdrawn at any time before the Exchange Offer expires. To receive the consideration in the Exchange Offer, holders must validly tender and not withdraw their Convert Notes prior to the expiration date.
     Concurrently with the Exchange Offer, the Company is also soliciting consents (the “Consent Solicitation”) to remove certain covenants and make certain other amendments to the indenture for the Convert Notes. The Company is also extending the expiration date for the Consent Solicitation so that it is concurrent with the expiration date for the Exchange Offer.
     To date, the Company has received tenders and consents from holders of approximately $66 million in aggregate principal amount (or approximately 68%) of the outstanding Convert Notes.
     In addition, the Company announced today that each of the three holders of Convert Notes that entered into an Exchange Offer Commitment and Support Agreement with the Company has, in accordance with the terms of the applicable Exchange Offer Commitment and Support Agreement, designated a nominee to be appointed to the Company’s board of directors following consummation of the Exchange Offer. The following individuals have been designated as nominees:
•	Eugene I. Davis

•	Stephen P. McCall

•	John Bianco
     Pursuant to each of the Exchange Offer Commitment and Support Agreements, the Company has agreed that, if the Exchange Offer is consummated and at least 58% (i.e., $56,260,000 in aggregate principal amount) of the outstanding Convert Notes are acquired pursuant to the Exchange Offer, the Company will hold a special meeting of its board of directors within two business days of the consummation of the Exchange Offer and, at that meeting, the board of directors will elect each of the nominees listed above as directors.
     The Company reserves the right to terminate, withdraw or amend the Exchange Offer and Consent Solicitation at any time, subject to applicable law.
     Further details about the terms, conditions, risk factors, tax considerations and other factors that should be considered in evaluating the Exchange Offer and Consent Solicitation are set forth in a Schedule TO, which includes an Offer to Exchange and Consent Solicitation (the “Offer to Exchange”) and related materials. Such materials were filed with the SEC on September 25, 2009 and distributed to holders of the Convert Notes. Before any holder tenders Convert Notes or otherwise makes any decision with respect to the Exchange Offer and Consent Solicitation, such holder is urged to read the Schedule TO, including the Offer to Exchange and the related materials, and any amendments to such documents, when they become available, and the documents that are incorporated by reference into such documents, because they contain important information. These materials are available free of charge at the SEC’s website — www.sec.gov. In addition, copies of the Offer to Exchange and the related Letter of Transmittal and Consent and other documents are available free of charge to holders of the

Company’s outstanding Convert Notes from the information agent (the “Information Agent”) for the Exchange Offer and Consent Solicitation, Globic Advisors at (212) 227-9699.
     The Exchange Offer and Consent Solicitation are being made solely by means of the above referenced documents. This press release is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to buy or sell, any securities of the Company. The shares of Common Stock and New Notes issuable in the Exchange Offer have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. None of the Company or its affiliates, the Information Agent or any other person or entity is making any recommendation as to whether or not holders should tender their Convert Notes in connection with the Exchange Offer.
About Ambassadors International, Inc.
Ambassadors International, Inc. is primarily a cruise company. The Company operates Windstar Cruises, an international, luxury cruise line. The Company is transitioning its headquarters from Newport Beach, California to Seattle, Washington. In this press release, any reference to “Company,” “Ambassadors,” “management,” “we,” “us” and “our” refers to Ambassadors International, Inc. and its management team.
Forward-Looking Statements
This press release contains forward-looking statements, including, without limitation, statements regarding the timing and terms of the Exchange Offer and Consent Solicitation and similar matters, and the Company’s business that involve various risks and uncertainties. The forward-looking statements contained in this release are based on our current expectations and entail various risks and uncertainties that could cause our actual results to differ materially from those suggested in our forward-looking statements. We believe that such risks and uncertainties include, among others, failure to consummate successfully the Exchange Offer and Consent Solicitation or otherwise restructure our outstanding debt; adverse conditions in the capital markets; our ability to obtain stockholder approval in connection with the Exchange Offer and Consent Solicitation; changes in federal or state securities laws; our ability to effectively divest our non-strategic divisions; general economic and business conditions; overall conditions in the cruise, travel and insurance industries; potential claims related to our reinsurance business; further declines in the fair market value of our investments; lower investment yields; unexpected events that disrupt the operations of our cruise operations; environmental related factors; our ability to compete effectively in the U.S. and international cruise markets; our ability to identify attractive acquisition targets and consummate future acquisitions on favorable terms; our ability to estimate accurately contract risks; our ability to service our debt and other factors discussed more specifically in our annual, quarterly and current reports filed with the SEC on Forms 10-K, 10-Q and 8-K. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.
Additional Information
For further information, please contact Tammy Smolkowski of Ambassadors International, Inc. at (206) 292-9606.

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